--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)


                              WYMAN-GORDON COMPANY
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                   983085 10 1
                      (CUSIP Number of Class of Securities)


                                 DAVID P. GRUBER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                  P.O. BOX 8001
                     NORTH GRAFTON, MASSACHUSETTS 01536-8001
                                 (508) 839-4441
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:

                              DAVID F. DIETZ, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 14D-9 amends the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Wyman-Gordon Company (the "Company") on May 21, 1999 relating to the tender offer by WGC Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("Parent"), for all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company, at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         On July 13, 1999, Parent and the Company announced that the expiration date of the Offer (which was scheduled to expire at 8:00 p.m., Eastern time, on Friday, July 30, 1999) has been extended until midnight, New York City time, on Tuesday, August 17, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer expires or is terminated prior to August 3, 1999, the expiration date of the Offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act. Parent and the Company also announced that they are proceeding to comply with the FTC's request for additional information under the HSR Act in connection with the Offer. At the request of the FTC, Parent has agreed that it will not certify compliance with the FTC's request for additional information before July 28, 1999, and that it will not consummate the proposed acquisition until 20 days after both Parent and the Company have certified compliance with the FTC's requests for additional information unless the FTC agrees to an earlier closing date. The press release of Parent and the Company, dated July 13, 1999, extending the Offer is incorporated herein by reference to Exhibit 8 to the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         Exhibit 8 Joint Press Release issued by Wyman-Gordon Company and Precision Castparts Corp. dated July 13, 1999

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 14, 1999



                                  WYMAN-GORDON COMPANY



                                  By: /s/ Wallace F. Whitney, Jr.
                                     ----------------------------
                                     Name:  Wallace F. Whitney, Jr.
                                     Title: Vice President